SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15a-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated

August 27, 2019

Partner Communications Company Ltd.
(Translation of Registrant’s Name Into English)

8 Amal Street
Afeq Industrial Park
Rosh Ha’ayin 48103
Israel

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒  Form 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐  No ☒

(If “Yes” is marked, indicate below the file number assigned to the
registrant in connection with Rule 12g3-2(b): 82-               )

This Form 6-K is incorporated by reference into the Company’s Registration Statements on Form S-8 filed with the Securities and Exchange Commission on December 4, 2002 (Registration No. 333-101652), September 5, 2006 (Registration No. 333-137102), September 11, 2008 (Registration No. 333-153419), August 17, 2015 (Registration No. 333-206420), November 12, 2015 (Registration No. 333-207946), March 14, 2016 (Registration No. 333-210151) and on December 27, 2017 (Registration No. 333-222294), November 21, 2018 (Registration No. 333-228502)

Enclosure: Partner Communications reports second quarter 2019 results

PARTNER COMMUNICATIONS REPORTS
SECOND QUARTER 2019 RESULTS1

ADJUSTED EBITDA1, 2 TOTALED NIS 214 MILLION

NET DEBT2 REMAINED BELOW NIS 1 BILLION

CELLULAR CHURN RATE DECREASED TO 7.9%, THE LOWEST LEVEL SINCE 2011

PARTNER’S CEO, ISAAC BENBENISTI, NOTED: “WHILE OUR COMPETITORS IN THE
TELECOMMUNICATIONS MARKET ARE FACING INSTABILITY AND IMPAIRMENTS,
PARTNER PRESENTS BUSINESS LEADERSHIP AND FINANCIAL STRENGTH.”

Second quarter 2019 highlights (compared with second quarter 2018)

●	Total Revenues: NIS 781 million (US$ 219 million), a decrease of 2%
●	Service Revenues: NIS 642 million (US$ 180 million), an increase of 4%
●	Equipment Revenues: NIS 139 million (US$ 39 million), a decrease of 21%
●	Total Operating Expenses (OPEX)[2]: NIS 472 million (US$ 132 million), a decrease of 4%
●	Adjusted EBITDA[1]: NIS 214 million (US$ 60 million), an increase of 24%
●	Adjusted EBITDA Margin[1,2]: 27% of total revenues compared with 22%
●	Profit for the Period: NIS 3 million (US$ 1 million), an increase of 50%
●	Net Debt: NIS 965 million (US$ 271 million), an increase of NIS 72 million
●	Adjusted Free Cash Flow (before interest)[2]: NIS 31 million (US$ 9 million), a decrease of NIS 24 million
●	Cellular ARPU: NIS 58 (US$ 16), an increase of 2%
●	Cellular Subscriber Base: approximately 2.62 million at quarter-end, unchanged
●	TV Subscriber Base: approximately 160 thousand subscribers at quarter-end, an increase of 77 thousand subscribers since the second quarter of 2018

Rosh Ha’ayin, Israel, August 27, 2019 – Partner Communications Company Ltd. (“Partner” or the “Company”) (NASDAQ and TASE: PTNR), a leading Israeli communications provider, announced today its results for the quarter ended June 30, 2019.

1 The quarterly financial results are unaudited. The Company has applied the standard IFRS 16 – Leases, from January 1, 2019. The effects of the application of the standard on the quarterly financial results are provided in this press release, and in particular in the section “IFRS 16”. The impact of the adoption of IFRS 16 on Adjusted EBITDA in Q2 2019 was an increase of NIS 38 million.
2  For the definition of this and other Non-GAAP financial measures, see “Use of Non-GAAP Financial Measures” in this press release.

Commenting on the results for the second quarter of 2019, Mr. Isaac Benbenisti, CEO of Partner noted:

“While our competitors in the telecommunications market are facing instability and impairments, Partner presents business leadership and financial strength.

Partner is more prepared than its competitors to cope with the complex challenges in the Israeli telecommunications market that suffers from ongoing market failures.

Partner continues to demonstrate positive trends in key KPI’s, a strong balance sheet and operational excellence while other competitors experience balance sheet write-downs and instability.

Partner today has an advantage in the range of services that we offer to over 3 million customers:

Cellular – Despite the ongoing competition, our ARPU has increased and churn rate has decreased, and is at the lowest level since 2011. This is attributed to our choice to provide our customers with value added services as part of our "MORE" Partner plans.

TV – For over two years Partner TV is the fastest growing TV service in Israel. At the end of the second quarter we report a net growth of 77 thousand subscribers compared with the corresponding quarter in 2018, and as of today, Partner TV has over 170 thousand subscribers. Unlike all of our competitors, Partner is the only company that does not need to replace its subscribers' set top boxes to be prepared for the new viewing habits: 100% of Partner TV set top boxes broadcast with 4K quality, support Catch Up and allow access to world leading content applications.

Fiber Optics – two years after the launch of Partner Fiber our fiber optic infrastructure reaches over 480 thousand households in Israel. We connect customers in dozens of cities nationwide to the fastest data internet speed in Israel of up to 1,000 mbps. In addition, we are working to switch wholesale internet customers to the independent infrastructure in order to reduce dependency on monopolies and increase the Company's profit.

The combination of all these services solidifies our status as a leading communications group and the positive figures in this report reflect Partner's leadership in a range of services within the highly competitive Israeli telecommunications market."

Mr. Tamir Amar, Partner's Chief Financial Officer, commented on the results:

“Partner completed a positive quarter which was characterized by stability and even slight growth in cellular service revenues, alongside continued growth in the fixed line segment compared with Q2 2018 and Q1 2019, mainly reflecting the growth in our TV and Internet operations. The decline trend in our cellular churn rate continued, as churn rate decreased to the lowest level since the third quarter of 2011, totaling less than 8%. We continue to strive to maintain our customer base while creating value for our customers and limiting price erosion, through our strategic focus on profit rather than market share. Despite the decline in revenues from equipment we experienced only a slight decrease in gross profit from equipment sales.

The Adjusted EBITDA increased this quarter and totaled NIS 214 million compared with NIS 197 million in the previous quarter and NIS 172 million in the second quarter 2018. As we announced last quarter, the Company has adopted the IFRS 16 accounting standard, effective as of January 2019. The effect of the new standard totaled NIS 38 million in this quarter; thus even after eliminating the effect of IFRS 16 on Adjusted EBITDA, there was an increase compared with both periods. The increase was mainly a result of the increase in fixed line segment Adjusted EBITDA alongside stability in cellular segment Adjusted EBITDA.

Cash Flow from operating activities totaled NIS 216 million and Adjusted Free Cash Flow (before interest) totaled NIS 31 million this quarter. As part of our investment plan, CAPEX totaled NIS 143 million this quarter. The Company continues its investments in growth engines, through both the continued rapid deployment of our fiber optic infrastructure as well as our increased penetration rate in the TV market. These developments have all been pursued according to our strategic plans while maintaining financial strength and a strong balance sheet. As a result of the rapid deployment pace of the fiber optic project, we are expected to increase investment in the project in 2019 compared with 2018 but overall CAPEX is expected to remain unchanged from our original plans for 2019. In addition, in the coming years investments in the fiber optic project are expected to return to 2018 levels. Our investments place the Company at the technological forefront in Israel and have enabled us to reach over 480 thousand households with our fiber infrastructure and to connect customers to Partner's TV and Fiber services."

Q2 2019 compared with Q1 2019

NIS Million	Q1’19	Q2’19	Comments
Service Revenues	624	642	The increase resulted from increases both in cellular service revenues mainly as a result of seasonality and in fixed-line segment service revenues
Equipment Revenues	170	139	The decrease reflected a lower volume of equipment sales and a change in product mix
Total Revenues	794	781
Gross profit from equipment sales	39	35
OPEX	472	472
Adjusted EBITDA	197	214	The increase mainly resulted from increase in service revenues
Profit for the Period	2	3	Profit remained stable despite the increase in Adjusted EBITDA results from income tax expenses in the second quarter compared with income tax income in the first quarter
Capital Expenditures (additions)	157	142
Adjusted free cash flow (before interest payments)	(11)	31	The increase mainly resulted from the decrease in CAPEX payments
Net Debt	977	965

	Q1’19	Q2’19	Comments
Cellular Post-Paid Subscribers (end of period, thousands)	2,340	2,337	Decrease of 3 thousand subscribers
Cellular Pre-Paid Subscribers (end of period, thousands)	280	279	Decrease of 1 thousand subscribers
Monthly Average Revenue per Cellular User (ARPU) (NIS)	56	58
Quarterly Cellular Churn Rate (%)	8.5%	7.9%	Decrease in both Post-Paid and Pre-Paid churn rate

Key Financial Results Q2 2019 compared with Q2 2018

NIS MILLION (except EPS)	Q2'18	Q2'19	% Change
Revenues	797	781	-2%
Cost of revenues	661	650	-2%
Gross profit	136	131	-4%
Operating profit	22	22	0%
Profit for the period	2	3	+50%
Earnings per share (basic, NIS)	0.01	0.02
Adjusted free cash flow (before interest)	55	31	-44%

Key Operating Indicators

	Q2'18	Q2'19	Change
Adjusted EBITDA (NIS million)	172	214	+24%
Adjusted EBITDA margin (as a % of total revenues)	22%	27%	+5
Cellular Subscribers (end of period, thousands)	2,623	2,616	-7
Quarterly Cellular Churn Rate (%)	10.1%	7.9%	-2.2
Monthly Average Revenue per Cellular User (ARPU) (NIS)	57	58	+1

Partner Consolidated Results

	Cellular Segment			Fixed-Line Segment			Elimination		Consolidated
NIS Million	Q2'18	Q2'19	Change %	Q2'18	Q2'19	Change %	Q2'18	Q2'19	Q2'18	Q2'19	Change %
Total Revenues	611	568	-7%	230	254	+10%	(44)	(41)	797	781	-2%
Service Revenues	454	453	0%	210	230	+10%	(44)	(41)	620	642	+4%
Equipment Revenues	157	115	-27%	20	24	+20%	-	-	177	139	-21%
Operating Profit	12	14	+17%	10	8	-20%	-	-	22	22	0%
Adjusted EBITDA	126	159	+26%	46	55	+20%	-	-	172	214	+24%

Financial Review

In Q2 2019, total revenues were NIS 781 million (US$ 219 million), a decrease of 2% from NIS 797 million in Q2 2018.

Service revenues in Q2 2019 totaled NIS 642 million (US$ 180 million), an increase of 4% from NIS 620 million in Q2 2018.

Service revenues for the cellular segment in Q2 2019 totaled NIS 453 million (US$ 127 million), approximately unchanged from NIS 454 million in Q2 2018. The stability was mainly the result of the continued price erosion of cellular services (both Post-Paid and Pre-Paid) due to the continued competitive market conditions being offset by a one-time provision which was recorded in Q2 2018 with respect to a class action.

Service revenues for the fixed-line segment in Q2 2019 totaled NIS 230 million (US$ 64 million), an increase of 10% from NIS 210 million in Q2 2018. The increase mainly reflected higher revenues from TV services and internet services, which were partially offset principally by the decline in revenues from international calling services.

Equipment revenues in Q2 2019 totaled NIS 139 million (US$ 39 million), a decrease of 21% from NIS 177 million in Q2 2018, mainly reflecting a lower volume of equipment sales partially offset by a change in product mix.

Gross profit from equipment sales in Q2 2019 was NIS 35 million (US$ 10 million), compared with NIS 37 million in Q2 2018, a decrease of 5%, mainly reflecting the decline in sales volumes, partially offset by higher profit margins from sales due to a change in the product mix.

Total operating expenses (‘OPEX’) totaled NIS 472 million (US$ 132 million) in Q2 2019, a decrease of 4% or NIS 20 million from Q2 2018. The decrease mainly reflected the impact of the implementation of IFRS 16 which totaled NIS 38 million, as well as decreases in credit losses and in marketing expenses. These decreases were partially offset by an increase in expenses relating to the growth in TV and internet services as well as the one-time cancellation in Q2 2018 of a provision for a class action in an amount of NIS 8 million. Including depreciation and amortization expenses and other expenses (mainly amortization of employee share based compensation), OPEX in Q2 2019 increased by 3% compared with Q2 2018, the increase largely reflecting the increase in depreciation and amortization expenses related to IFRS 16.

Operating profit for Q2 2019 was NIS 22 million (US$ 6 million), unchanged compared with Q2 2018. Excluding the impact of the adoption of IFRS 16, operating profit in Q2 2019 would have been NIS 20 million. See Adjusted EBITDA analysis for each segment below.

Adjusted EBITDA in Q2 2019 totaled NIS 214 million (US$ 60 million), an increase of 24% from NIS 172 million in Q2 2018. The impact of the adoption of IFRS 16 on Adjusted EBITDA in Q2 2019 was an increase of NIS 38 million and, therefore, excluding the impact of IFRS 16, Adjusted EBITDA would have been NIS 176 million, an increase of NIS 4 million from Q2 2018. As a percentage of total revenues, Adjusted EBITDA in Q2 2019 was 27% compared with 22% in Q2 2018.

Adjusted EBITDA for the cellular segment was NIS 159 million (US$ 45 million) in Q2 2019, an increase of 26% from NIS 126 million in Q2 2018, mainly reflecting the impact of the adoption of IFRS 16 which increased cellular segment Adjusted EBITDA by NIS 35 million, as well as a decrease in other cellular operating expenses, and was partially offset by a decrease in gross profit from cellular equipment sales. As a percentage of total cellular segment revenues, Adjusted EBITDA for the cellular segment in Q2 2019 was 28% compared with 21% in Q2 2018.

Adjusted EBITDA for the fixed-line segment was NIS 55 million (US$ 15 million) in Q2 2019, an increase of 20% from NIS 46 million in Q2 2018, reflecting increases in fixed-line service revenues and in gross profit from equipment sales, partially offset by an increase in OPEX among other reasons as a result of the one-time cancellation in Q2 2018 of a provision for a class action in an amount of NIS 8 million. The impact of the adoption of IFRS 16 in Q2 2019 on the Adjusted EBITDA for the fixed-line segment was an increase of NIS 3 million. As a percentage of total fixed-line segment revenues, Adjusted EBITDA for the fixed-line segment in Q2 2019 was 22%, compared with 20% in Q2 2018.

Finance costs, net in Q2 2019 were NIS 16 million (US$ 4 million), an increase of 23% compared with NIS 13 million in Q2 2018. The increase largely reflected the impact of the adoption of IFRS 16, which resulted in an increase of NIS 5 million in finance costs.

Income tax expenses for Q2 2019 were NIS 3 million (US$ 1 million), a decrease of 57% compared with NIS 7 million in Q2 2018.

Profit in Q2 2019 was NIS 3 million (US$ 1 million), an increase of 50% compared with a profit of NIS 2 million in Q2 2018. The impact of the adoption of IFRS 16 in Q2 2019 on profit was a decrease of NIS 2 million.

Based on the weighted average number of shares outstanding during Q2 2019, basic earnings per share or ADS, was NIS 0.02 (US$ 0.006), compared with basic earnings per share of NIS 0.01 in Q2 2018.

Cellular Segment Operational Review

At the end of Q2 2019, the Company's cellular subscriber base (including mobile data, 012 Mobile subscribers and M2M subscriptions) was approximately 2.62 million, including approximately 2.34 million Post-Paid subscribers or 89% of the base, and approximately 279 thousand Pre-Paid subscribers, or 11% of the subscriber base.

During the second quarter of 2019, the cellular subscriber base decreased by approximately four thousand. The Pre-Paid subscriber base decreased by approximately one thousand, and the Post-Paid subscriber base decreased by approximately three thousand.

The quarterly churn rate for cellular subscribers in Q2 2019 was 7.9%, compared with 10.1% in Q2 2018 – the lowest level since Q3 2011.

Total cellular market share (based on the number of subscribers) at the end of Q2 2019 was estimated to be approximately 25%, unchanged from Q2 2018.

The monthly Average Revenue per User (“ARPU”) for cellular subscribers in Q2 2019 was NIS 58 (US$ 16), an increase of 2% from NIS 57 in Q2 2018. Excluding a one-time provision recorded in Q2 2018, ARPU would have decreased by NIS 1 as a result of the continued price erosion in key cellular services due to the competition in the cellular market.

Funding and Investing Review

In Q2 2019, Adjusted Free Cash Flow (including lease payments) totaled NIS 31 million (US$ 9 million), a decrease of 44% from NIS 55 million in Q2 2018.

Cash generated from operating activities increased by 36% from NIS 159 million in Q2 2018 to NIS 216 million (US$ 61 million) in Q2 2019, mainly as a result of the adoption of IFRS 16 in 2019, under which lease payments are recorded in cash flows from financing activities instead of in cash flows from operating activities.

Lease payments, recorded in cash flows from financing activities under IFRS 16, totaled NIS 43 million (US$ 12 million) in Q2 2019.

Cash capital expenditures (‘CAPEX payments’), as represented by cash flows used for the acquisition of property and equipment and intangible assets, were NIS 143 million (US$ 40 million) in Q2 2019, an increase of 38% from NIS 104 million in Q2 2018, mainly reflecting the increased investments in the fiber optics infrastructure.

The level of Net Debt at the end of Q2 2019 amounted to NIS 965 million (US$ 271 million), compared with NIS 893 million at the end of Q2 2018, an increase of NIS 72 million.

Regulatory Developments

Further to the description in the Company's annual report for 2018 regarding Policy principles for the deployment of fiber-optic infrastructure in Israel ("Call for Public Comments Document"), on July 24, 2019, the Ministry of Communications published two hearings (1) a hearing with respect to setting a maximum tariff for ultra-broadband access managed over the Bezeq fiber optic network and (2) a hearing with respect to changing the "reverse bundle" marketing format by Bezeq. On August 4, 2019, the Ministry published an additional hearing regarding the determination of a uniform tariff for fiber-optic based internet access services.

Based on the content of these hearings (the "Hearings"), the Hearings form part of the overall fiber optic strategy which the Ministry of Communications is formulating these days. The main provisions proposed in the hearings are as follows:

1.
A recommendation regarding the maximum tariff that Bezeq will be allowed to charge for ultra-broadband access managed over its fiber optic network - as proposed in the hearing, for a line with a speed of up to 400 Mbps the proposed maximum tariff will be NIS 71 per month (excluding VAT) and for a line with a speed of up to 1,000 Mbps the suggested maximum tariff will be NIS 85 per month (excluding VAT). The proposed rates include installation and fault repairs. As stated in the hearing documents, the maximum tariff stated is temporary and the Ministry intends to complete a process for setting fixed tariffs for these services in accordance with the principles set out in this regard in the Call for Public Comments Document.

2.
A recommendation regarding change in Bezeq's "reverse bundle" marketing format - as proposed in the hearing, the Ministry is considering changing the format that was presented in the hearing regarding the reverse bundle in March 2019, and determining that Bezeq will not be obligated to market in its "reverse bundle" service providers which have accumulated 100,000 or more wholesale Bit Stream Access ("BSA") customers, or more, on the Bezeq network and have access to 100,000 households, or more, with their independent fiber optic infrastructure using Bezeq's physical infrastructure. All existing "reverse bundle" subscribers on the date this format becomes effective, will continue with the same package and with the same service provider (even those who are not obliged to be marketed as stated above). It is proposed that this format will become effective after the launch of Bezeq's fiber project and with at least two months' prior notice to the service providers, and given the reasonable possibility of purchasing BSA service over the fiber network.

3.
A recommendation regarding setting a uniform tariff for fiber-optic internet services - as proposed at the hearing, the infrastructure owners (Bezeq and Hot Telecom) and the service providers will be required to set a uniform price (throughout the country) for each fiber-based service (FTTP), whether it is a service provided on the network belonging to said licensee or whether it is provided through another licensee's network. Such discrimination in fiber service prices would be prohibited, whether by providing different tariffs or by providing value.

The Company is studying the Hearing documents and examining its position regarding the provisions proposed therein.

Conference Call Details

Partner will hold a conference call on Tuesday, August 27, 2019 at 10.00AM Eastern Time / 5.00PM Israel Time.
To join the call, please dial the following numbers (at least 10 minutes before the scheduled time):
International: +972.3.918.0610
North America toll-free: +1.888.407.2553
A live webcast of the call will also be available on Partner's Investors Relations website at: www.partner.co.il/en/Investors-Relations/lobby/
If you are unavailable to join live, the replay of the call will be available from August 27, 2019 until September 10, 2019, at the following numbers:
International: +972.3.925.5928
North America toll-free: +1.877.456.0009
In addition, the archived webcast of the call will be available on Partner's Investor Relations website at the above address for approximately three months.

Forward-Looking Statements

This press release includes forward-looking statements within the meaning of Section 27A of the US Securities Act of 1933, as amended, Section 21E of the US Securities Exchange Act of 1934, as amended, and the safe harbor provisions of the US Private Securities Litigation Reform Act of 1995. Words such as "estimate", “believe”, “anticipate”, “expect”, “intend”, “seek”, “will”, “plan”, “could”, “may”, “project”, “goal”, “target” and similar expressions often identify forward-looking statements but are not the only way we identify these statements. Specific statements have been made regarding the steps to be taken by the Company in order to switch wholesale internet customers to Partner's independent infrastructure in order to reduce dependency on monopolies and increase the Company's profit, the continued investment in growth engines and the expected increased investment in the fiber optic project in 2019 compared with 2018, while the expected investments in the coming years is expected to remain similar to 2018. In addition, all statements other than statements of historical fact included in this press release regarding our future performance are forward-looking statements. We have based these forward-looking statements on our current knowledge and our present beliefs and expectations regarding possible future events. These forward-looking statements are subject to risks, uncertainties and assumptions, including, whether market conditions will support the Company's goal to reduce dependency on monopolies and increase the Company's profit by switching customers to the Company's independent fiber optic infrastructure; whether the Company's financial resources and market conditions will enable it to continue to invest in its growth engines according to its plans; whether the Company's technological capabilities in fiber optics will enable it to continue to lead in telecommunication technology; and whether such leadership might be challenged by capabilities developed by competitors or by changes occurring in the regulatory environment. Future results may differ materially from those anticipated herein. For further information regarding risks, uncertainties and assumptions about Partner, trends in the Israeli telecommunications industry in general, the impact of current global economic conditions and possible regulatory and legal developments, and other risks we face, see “Item 3. Key Information - 3D. Risk Factors”, “Item 4. Information on the Company”, “Item 5. Operating and Financial Review and Prospects”, “Item 8. Financial Information - 8A. Consolidated Financial Statements and Other Financial Information - 8A.1 Legal and Administrative Proceedings” and “Item 11. Quantitative and Qualitative Disclosures about Market Risk” in the Company’s Annual Reports on Form 20-F filed with the SEC, as well as its immediate reports on Form 6-K furnished to the SEC. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.
The quarterly financial results presented in this press release are unaudited financial results.
The results were prepared in accordance with IFRS, other than the non-GAAP financial measures presented in the section, “Use of Non-GAAP Financial Measures”.

The financial information is presented in NIS millions (unless otherwise stated) and the figures presented are rounded accordingly.

The convenience translations of the New Israeli Shekel (NIS) figures into US Dollars were made at the rate of exchange prevailing at June 30, 2019: US $1.00 equals NIS 3.566. The translations were made purely for the convenience of the reader.

Use of Non-GAAP Financial Measures
The following non-GAAP measures are used in this report. These measures are not financial measures under IFRS and may not be comparable to other similarly titled measures for other companies. Further, the measures may not be indicative of the Company’s historic operating results nor are meant to be predictive of potential future results.

Non-GAAP Measure	Calculation	Most Comparable IFRS Financial Measure
Adjusted EBITDA Adjusted EBITDA margin (%)
Adjusted EBITDA:
Profit (Loss)
add
Income tax expenses,
Finance costs, net,
Depreciation and amortization expenses (including amortization of intangible assets, deferred expenses-right of use and impairment charges),
Other expenses (mainly amortization of share based compensation)

Adjusted EBITDA margin (%):
Adjusted EBITDA
divided by
Total revenues
Profit (Loss)
Adjusted Free Cash Flow	Adjusted Free Cash Flow: Cash flows from operating activities deduct Cash flows from investing activities add Short-term investment in (proceeds from) deposits deduct Lease payments	Cash flows from operating activities deduct Cash flows from investing activities
Total Operating Expenses (OPEX)
Total Operating Expenses:
Cost of service revenues
add
Selling and marketing expenses
add
General and administrative expenses
deduct
Depreciation and amortization expenses,
Other expenses (mainly amortization of employee share based compensation)
Sum of: Cost of service revenues, Selling and marketing expenses, General and administrative expenses
Net Debt
Net Debt:
Current maturities of notes payable and borrowings
add
Notes payable
add
Borrowings from banks and others
add
Advances on account of notes payables
add
Financial liabilities at fair value
deduct
Cash and cash equivalents
deduct
Short-term deposits
Sum of: Current maturities of notes payable and borrowings, Notes payable, Borrowings from banks and others, Advances on account of notes payables, Financial liabilities at fair value

About Partner Communications

Partner Communications Company Ltd. is a leading Israeli provider of telecommunications services (cellular, fixed-line telephony, internet services and TV services). Partner’s ADSs are quoted on the NASDAQ Global Select Market™ and its shares are traded on the Tel Aviv Stock Exchange (NASDAQ and TASE: PTNR).
For more information about Partner, see: http://www.partner.co.il/en/Investors-Relations/lobby

Contacts:
Tamir Amar Chief Financial Officer Tel: +972-54-781-4951	Liat Glazer Shaft Head of Investor Relations and Corporate Projects Tel: +972-54-781-5051 E-mail: investors@partner.co.il

PARTNER COMMUNICATIONS COMPANY LTD.
 (An Israeli Corporation)
 INTERIM CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

	New Israeli Shekels		Convenience translation into U.S. Dollars
	December 31,	June 30,	June 30,
	2018	2019*	2019*
	(Audited)	(Unaudited)	(Unaudited)
	In millions
CURRENT ASSETS
Cash and cash equivalents	416	427	120
Short-term deposits		241	68
Trade receivables	656	587	165
Other receivables and prepaid expenses	33	41	11
Deferred expenses – right of use	51	26	7
Inventories	98	100	28
	1,254	1,422	399

NON CURRENT ASSETS
Trade receivables	260	251	70
Prepaid expenses and other	4	3	1
Deferred expenses – right of use	185	90	25
Lease – right of use		605	170
Property and equipment	1,211	1,414	397
Intangible and other assets	617	567	158
Goodwill	407	407	114
Deferred income tax asset	38	44	12
	2,722	3,381	947

TOTAL ASSETS	3,976	4,803	1,346

*    See section 'IFRS 16' above regarding the adoption of IFRS 16 - Leases.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
 INTERIM CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
	New Israeli Shekels		Convenience translation into U.S. Dollars
	December 31,	June 30,	June 30,
	2018	2019**	2019**
	(Audited)	(Unaudited)	(Unaudited)
	In millions
CURRENT LIABILITIES
Current maturities of notes payable and borrowings	162	320	90
Trade payables	711	677	190
Payables in respect of employees	96	98	27
Other payables (mainly institutions)	10	8	2
Income tax payable	35	29	8
Lease liabilities		136	38
Deferred revenues from HOT mobile	31	31	9
Other deferred revenues	41	45	13
Provisions	64	55	15
	1,150	1,399	392
NON CURRENT LIABILITIES
Notes payable	1,013	1,076	302
Borrowings from banks and others	191	164	46
Advances on account of notes payables		34	10
Financial liability at fair value		39	11
Liability for employee rights upon retirement, net	40	42	11
Dismantling and restoring sites obligation	13
Lease liabilities		520	146
Deferred revenues from HOT mobile	133	117	33
Other non-current liabilities	30	17	4
	1,420	2,009	563

TOTAL LIABILITIES	2,570	3,408	955

EQUITY
Share capital – ordinary shares of NIS 0.01 par value: authorized – December 31, 2018 and June 30, 2019 – 235,000,000 shares; issued and outstanding -	2	2	1
December 31, 2018 –***162,628,397 shares
June 30, 2019 – ***162,835,904 shares
Capital surplus	1,102	1,083	304
Accumulated retained earnings	563	555	155
Treasury shares, at cost December 31, 2018 – ****8,560,264 shares June 30, 2019 – ****8,355,119 shares	(261)	(245)	(69)
Non-controlling interests	*
TOTAL EQUITY	1,406	1,395	391
TOTAL LIABILITIES AND EQUITY	3,976	4,803	1,346

*         Representing an amount of less than 1 million.
**       See section 'IFRS 16' above regarding the adoption of IFRS 16 - Leases.
***     Net of treasury shares.
****   Including restricted shares in amount of 1,210,833 and 1,146,736 as of December 31, 2018 and June 30, 2019, respectively, held by a trustee under the Company's Equity Incentive Plan, such shares may become outstanding upon completion of vesting conditions.

PARTNER COMMUNICATIONS COMPANY LTD.
 (An Israeli Corporation)
 INTERIM CONDENSED CONSOLIDATED STATEMENTS OF INCOME

	New Israeli Shekels				Convenience translation into U.S. Dollars (note 2a)
	6 months ended June 30,		3 months ended June 30,		6 months ended June 30,	3 months ended June 30,
	2018	2019**	2018	2019**	2019**	2019**
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
	In millions (except per share data)
Revenues, net	1,623	1,575	797	781	442	219
Cost of revenues	1,349	1,327	661	650	372	182
Gross profit	274	248	136	131	70	37

Selling and marketing expenses	143	150	75	75	42	21
General and administrative expenses	91	82	46	43	23	12
Other income, net	14	15	7	9	4	2
Operating profit	54	31	22	22	9	6
Finance income	3	3	1	1	1	*
Finance expenses	34	33	14	17	10	4
Finance costs, net	31	30	13	16	9	4
Profit before income tax	23	1	9	6	*	2
Income tax expense (income)	12	(4)	7	3	(1)	1
Profit for the period	11	5	2	3	1	1
Attributable to:
Owners of the Company	11	5	2	3	1	1
Non-controlling interests		*		*	*	*
Profit for the period	11	5	2	3	1	1

Earnings per share
Basic	0.06	0.03	0.01	0.02	0.009	0.006
Diluted	0.06	0.03	0.01	0.02	0.009	0.005

Weighted average number of shares outstanding (in thousands)
Basic	168,319	162,771	168,291	162,812	162,771	162,812
Diluted	169,207	163,364	169,098	163,376	163,364	163,376

*   Representing an amount of less than 1 million.
** See section 'IFRS 16' above regarding the adoption of IFRS 16 - Leases.

PARTNER COMMUNICATIONS COMPANY LTD.
 (An Israeli Corporation)
 INTERIM CONDENSED CONSOLIDATED STATEMENTS
 OF COMPREHENSIVE INCOME

	New Israeli Shekels				Convenience translation into U.S. Dollars
	6 months ended June 30,		3 months ended June 30,		6 months ended June 30,	3 months ended June 30,
	2018	2019**	2018	2019**	2019**	2019**
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
	In millions
Profit for the period	11	5	2	3	1	1
Other comprehensive income for the period, net of income taxes	-	-	-	-	-	-
TOTAL COMPREHENSIVE INCOME FOR THE PERIOD	11	5	2	3	1	1
Total comprehensive income attributable to:
Owners of the Company	11	5	2	3	1	1
Non-controlling interests		*		*	*	*
TOTAL COMPREHENSIVE INCOME FOR THE PERIOD	11	5	2	3	1	1

*   Representing an amount of less than 1 million.
** See section 'IFRS 16' above regarding the adoption of IFRS 16 - Leases.

PARTNER COMMUNICATIONS COMPANY LTD.
 (An Israeli Corporation)
 INTERIM SEGMENT INFORMATION & ADJUSTED EBITDA RECONCILIATION

	New Israeli Shekels				New Israeli Shekels
	6 months ended June 30, 2019**				6 months ended June 30, 2018
	In millions (Unaudited)				In millions (Unaudited)
	Cellular segment	Fixed line segment	Elimination	Consolidated	Cellular segment	Fixed line segment	Elimination	Consolidated
Segment revenue - Services	886	380		1,266	911	334		1,245
Inter-segment revenue - Services	8	74	(82)		9	78	(87)
Segment revenue - Equipment	257	52		309	335	43		378
Total revenues	1,151	506	(82)	1,575	1,255	455	(87)	1,623
Segment cost of revenues - Services	694	398		1,092	717	334		1,051
Inter-segment cost of revenues - Services	74	8	(82)		78	9	(87)
Segment cost of revenues - Equipment	202	33		235	266	32		298
Cost of revenues	970	439	(82)	1,327	1,061	375	(87)	1,349
Gross profit	181	67		248	194	80		274
Operating expenses (3)	169	63		232	173	61		234
Other income, net	11	4		15	13	1		14
Operating profit	23	8		31	34	20		54
Adjustments to presentation of segment Adjusted EBITDA
–Depreciation and amortization	278	94			219	69
–Other (1)	8				7
Segment Adjusted EBITDA (2)	309	102			260	89
Reconciliation of segment subtotal Adjusted EBITDA to profit for the period
Segments subtotal Adjusted EBITDA (2)				411				349
- Depreciation and amortization				(372)				(288)
- Finance costs, net				(30)				(31)
- Income tax expenses (income)				4				(12)
- Other (1)				(8)				(7)
Profit for the period				5				11

*     Representing an amount of less than 1 million.
**   See section 'IFRS 16' above regarding the adoption of IFRS 16 - Leases. For the 6 months ended June 30, 2019 the impact of the adoption of IFRS 16 was an increase of NIS 77 million in the Adjusted EBITDA, an increase of NIS 69 million in the cellular segment Adjusted EBITDA and an increase of NIS 8 million in the fixed-line segment Adjusted EBITDA.

PARTNER COMMUNICATIONS COMPANY LTD.
 (An Israeli Corporation)
 INTERIM SEGMENT INFORMATION & ADJUSTED EBITDA RECONCILIATION

	New Israeli Shekels				New Israeli Shekels
	3 months ended June 30, 2019**				3 months ended June 30, 2018
	In millions (Unaudited)				In millions (Unaudited)
	Cellular segment	Fixed line segment	Elimination	Consolidated	Cellular segment	Fixed line segment	Elimination	Consolidated
Segment revenue - Services	449	193		642	450	170		620
Inter-segment revenue - Services	4	37	(41)		4	40	(44)
Segment revenue - Equipment	115	24		139	157	20		177
Total revenues	568	254	(41)	781	611	230	(44)	797
Segment cost of revenues - Services	347	199		546	352	169		521
Inter-segment cost of revenues - Services	37	4	(41)		40	4	(44)
Segment cost of revenues - Equipment	89	15		104	126	14		140
Cost of revenues	473	218	(41)	650	518	187	(44)	661
Gross profit	95	36		131	93	43		136
Operating expenses (3)	87	31		118	87	34		121
Other income, net	6	3		9	6	1		7
Operating profit	14	8		22	12	10		22
Adjustments to presentation of segment Adjusted EBITDA
–Depreciation and amortization	141	47			110	36
–Other (1)	4				4
Segment Adjusted EBITDA (2)	159	55			126	46
Reconciliation of segment subtotal Adjusted EBITDA to profit for the period
Segments subtotal Adjusted EBITDA (2)				214				172
- Depreciation and amortization				(188)				(146)
- Finance costs, net				(16)				(13)
- Income tax expenses				(3)				(7)
- Other (1)				(4)				(4)
Profit for the period				3				2

(1)  Mainly amortization of employee share based compensation.
(2) Adjusted EBITDA as reviewed by the CODM represents Earnings Before Interest (finance costs, net), Taxes, Depreciation and Amortization (including amortization of intangible assets, deferred expenses-right of use and impairment charges) and Other expenses (mainly amortization of share based compensation). Adjusted EBITDA is not a financial measure under IFRS and may not be comparable to other similarly titled measures for other companies. Adjusted EBITDA may not be indicative of the Group's historic operating results nor is it meant to be predictive of potential future results. The usage of the term "Adjusted EBITDA" is to highlight the fact that the Amortization includes amortization of deferred expenses – right of use and amortization of employee share based compensation and impairment charges.
(3) Operating expenses include selling and marketing expenses, general and administrative expenses.

PARTNER COMMUNICATIONS COMPANY LTD.
    (An Israeli Corporation)
   INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	New Israeli Shekels		Convenience translation into U.S. Dollars
	6 months ended June 30,
	2018	2019**	2019**
	(Unaudited)	(Unaudited)	(Unaudited)
	In millions
CASH FLOWS FROM OPERATING ACTIVITIES:
Cash generated from operations (Appendix)	317	430	121
Income tax paid	(1)	(1)	*
Net cash provided by operating activities	316	429	121

CASH FLOWS FROM INVESTING ACTIVITIES:
Acquisition of property and equipment	(167)	(247)	(69)
Acquisition of intangible and other assets	(75)	(81)	(23)
Investment in short-term deposits, net	(141)	(241)	(67)
Interest received	*	*	*
Consideration received from sales of property and equipment	2	1	*
Net cash used in investing activities	(381)	(568)	(159)

CASH FLOWS FROM FINANCING ACTIVITIES:
Lease payments (principal and interest)		(82)	(23)
Acquisition of treasury shares	(15)
Interest paid	(46)	(20)	(6)
Proceeds from issuance of notes payable, net of issuance costs		222	62
Proceeds from issuance of option warrants exercisable for notes payables		37	10
Advances on account of notes payables issuance		34	10
Repayment of non-current borrowings	(375)	(26)	(7)
Repayment of current borrowings		(13)	(4)
Transactions with non-controlling interests		(2)	(1)
Net cash provided by (used in) financing activities	(436)	150	41

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(501)	11	3

CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	867	416	117

CASH AND CASH EQUIVALENTS AT END OF PERIOD	366	427	120

*    Representing an amount of less than 1 million.
**  See section 'IFRS 16' above regarding the adoption of IFRS 16 - Leases.

  PARTNER COMMUNICATIONS COMPANY LTD.
    (An Israeli Corporation)
   INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

Appendix - Cash generated from operations and supplemental information

	New Israeli Shekels		Convenience translation into U.S. Dollars
	6 months ended June 30,
	2018	2019**	2019**
	(Unaudited)	(Unaudited)	(Unaudited)
	In millions

Cash generated from operations:
Profit for the period	11	5	1
Adjustments for:
Depreciation and amortization	267	358	101
Amortization of deferred expenses - Right of use	21	14	4
Employee share based compensation expenses	8	8	2
Liability for employee rights upon retirement, net	1	1	*
Finance costs, net	(1)	11	3
Interest paid	46	20	6
Interest received	*	*	*
Deferred income taxes	6	1	*
Income tax paid	1	1	*
Changes in operating assets and liabilities:
Decrease (increase) in accounts receivable:
Trade	77	78	22
Other		(5)	(1)
Increase (decrease) in accounts payable and accruals:
Trade	(61)	(4)	(1)
Other payables	(14)	(4)	(1)
Provisions	(4)	(9)	(2)
Deferred revenues from HOT mobile	(16)	(16)	(4)
Other deferred revenues	(1)	4	1
Increase in deferred expenses - Right of use	(47)	(25)	(7)
Current income tax liability	4	(6)	(2)
Decrease (increase) in inventories	19	(2)	(1)
Cash generated from operations	317	430	121

*    Representing an amount of less than 1 million.
**  See section 'IFRS 16' above regarding the adoption of IFRS 16 - Leases.

At June 30, 2019 and 2018, trade and other payables include NIS 145 million ($41 million) and NIS 136 million, respectively, in respect of acquisition of intangible assets and property and equipment; payments in respect thereof are presented in cash flows from investing activities.

These balances are recognized in the cash flow statements upon payment.

Reconciliation of Non-GAAP Measures:

Adjusted Free Cash Flow	New Israeli Shekels				Convenience translation into U.S. Dollars
	6 months ended June 30,		3 months ended June 30,		6 months ended June 30,	3 months ended June 30,
	2018	2019*	2018	2019*	2019*	2019*
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
	In millions
Net cash provided by operating activities	316	429	159	216	121	61
Net cash used in investing activities	(381)	(568)	(95)	(80)	(159)	(22)
Investment in short-term deposits, net	141	241	(9)	(62)	67	(18)
Lease payments		(82)		(43)	(23)	(12)
Adjusted Free Cash Flow	76	20	55	31	6	9
Interest paid	(46)	(20)	(11)	(16)	(6)	(5)
Adjusted Free Cash Flow After Interest	(30)	0	44	15	0	4

Total Operating Expenses (OPEX)	New Israeli Shekels				Convenience translation into U.S. Dollars
	6 months ended June 30,		3 months ended June 30,		6 months ended June 30,	3 months ended June 30,
	2018	2019*	2018	2019*	2019*	2019*
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
	In millions
Cost of revenues - Services	1,051	1,092	521	546	306	153
Selling and marketing expenses	143	150	75	75	42	21
General and administrative expenses	91	82	46	43	23	12
Depreciation and amortization	(288)	(372)	(146)	(188)	(105)	(53)
Other (1)	(7)	(8)	(4)	(4)	(2)	(1)
OPEX	990	944	492	472	264	132

(1)	Mainly amortization of employee share based compensation.

*    See section 'IFRS 16' above regarding the adoption of IFRS 16 - Leases.

Key Financial and Operating Indicators (unaudited) ****

NIS M unless otherwise stated	Q2' 17	Q3' 17	Q4' 17	Q1' 18	Q2' 18	Q3' 18	Q4' 18	Q1' 19	Q2' 19	2017	2018
Cellular Segment Service Revenues	497	514	478	466	454	476	447	441	453	1,978	1,843
Cellular Segment Equipment Revenues	145	138	182	178	157	143	165	142	115	610	643
Fixed-Line Segment Service Revenues	192	194	197	202	210	220	220	224	230	777	852
Fixed-Line Segment Equipment Revenues	14	22	22	23	20	25	24	28	24	76	92
Reconciliation for consolidation	(43)	(42)	(45)	(43)	(44)	(42)	(42)	(41)	(41)	(173)	(171)
Total Revenues	805	826	834	826	797	822	814	794	781	3,268	3,259
Gross Profit from Equipment Sales	33	43	40	43	37	44	42	39	35	142	166
Operating Profit*	118	92	0	32	22	48	14	9	22	315	116
Cellular Segment Adjusted EBITDA*	210	189	124	134	126	145	119	150	159	710	524
Fixed-Line Segment Adjusted EBITDA*	59	50	34	43	46	56	53	47	55	207	198
Total Adjusted EBITDA*	269	239	158	177	172	201	172	197	214	917	722
Adjusted EBITDA Margin (%)*	33%	29%	19%	21%	22%	24%	21%	25%	27%	28%	22%
OPEX*	472	477	519	498	492	504	502	472	472	1,946	1,996
Income with respect to settlement agreement
with Orange	54									108
Finance costs, net*	54	15	88	18	13	10	12	14	16	180	53
Profit (Loss)*	46	54	(50)	9	2	26	19	2	3	114	56
Capital Expenditures (cash)	76	105	113	138	104	117	143	185	143	376	502
Capital Expenditures (additions)	78	107	174	113	98	111	177	157	142	417	499
Adjusted Free Cash Flow	208	202	63	21	55	70	(22)	(11)	31	599	124
Adjusted Free Cash Flow (after interest)	150	192	(17)	(14)	44	62	(37)	(15)	15	434	55
Net Debt	1,081	887	906	919	893	898	950	977	965	906	950
Cellular Subscriber Base (Thousands)**	2,662	2,677	2,662	2,649	2,623	2,630	2,646	2,620	2,616	2,662	2,646
Post-Paid Subscriber Base (Thousands)**	2,273	2,306	2,308	2,318	2,323	2,333	2,361	2,340	2,337	2,308	2,361
Pre-Paid Subscriber Base (Thousands)	389	371	354	331	300	297	285	280	279	354	285
Cellular ARPU (NIS)	62	64	59	58	57	60	57	56	58	62	58
Cellular Churn Rate (%)**	9.0%	9.3%	9.9%	8.9%	10.1%	8.0%	8.5%	8.5%	7.9%	38%	35%
Number of Employees (FTE)***	2,582	2,696	2,797	2,778	2,808	2,821	2,782	2,897	2,895	2,797	2,782

*        Figures from 2019 include impact of adoption of IFRS 16. See also section 'IFRS 16' above.
**      As from Q4 2018, M2M subscriptions are included in the post-paid subscriber base on a standardized basis. This change had the effect of increasing the Post-Paid subscriber base at December 31, 2018, by approximately 34 thousand subscribers. See also ‘Cellular Segment Operational Review’ section.
***    Number of employees (FTE) from 2019 includes the number of FTE of PHI on a basis proportional to Partner's share in the company (50%).
****  See footnote 2 regarding use of non-GAAP measures.

Disclosure for notes holders as of June 30, 2019

Information regarding the notes series issued by the Company, in million NIS

Series	Original issuance date	Principal on the date of issuance	As of 30.06.2019				Interest rate	Principal repayment dates		Interest repayment dates	Linkage	Trustee contact details
			Principal book value	Linked principal book value	Interest accumulated in books	Market value		From	To
D	25.04.10 04.05.11*	400 146	328	328	**	328	1.477% (MAKAM+1.2%)	30.12.17	30.12.21	30.03, 30.06, 30.09, 30.12	Variable interest MAKAM (4)	Hermetic Trust (1975) Ltd. Merav Offer. 113 Hayarkon St., Tel Aviv. Tel: 03-5544553.
F (1) (3)	20.07.17 12.12.17* 04.12.18*	255 389 150	794	794	**	806	2.16%	25.06.20	25.06.24	25.06, 25.12	Not Linked	Hermetic Trust (1975) Ltd. Merav Offer. 113 Hayarkon St., Tel Aviv. Tel: 03-5544553.
G (2) (3)	06.01.19 01.07.19*	225 38.5	225	225	**	231	4%	25.06.22	25.06.27	25.06	Not Linked	Hermetic Trust (1975) Ltd. Merav Offer. 113 Hayarkon St., Tel Aviv. Tel: 03-5544553.

(1)
In December 2018, the Company issued an additional Series F Notes in a principal amount of NIS 150 million. In December 2017 and January 2018, the Company entered into agreements with Israeli institutional investors to issue in December 2019, in the framework of a private placement, additional Series F notes, in an aggregate principal amount of NIS 227 million. S&P Maalot has rated the additional deferred issuances with an 'ilA+' rating. For additional details see the Company's press releases dated September 13 and 17, 2017, December 27, 2017 and January 9, 2018.

(2)	In January 2019, the Company issued Series G Notes in a principal amount of NIS 225 million.
In April 2019, the Company issued in a private placement 2 series of untradeable option warrants that are exercisable for the Company's Series G debentures. The exercise period of the first series is between July 1, 2019 and May 31, 2020 and of the second series is between July 1, 2020 and May 31, 2021. The Series G debentures that will be allotted upon the exercise of an option warrant will be identical in all their rights to the Company's Series G debentures immediately upon their allotment, and will be entitled to any payment of interest or other benefit, the effective date of which is due after the allotment date. The debentures that will be allotted as a result of the exercise of option warrants will be registered on the TASE. The total amount received by the Company on the allotment date of the option warrants is NIS 37 million. The total consideration expected to the Company in respect of the allotment of the option warrants and in respect of their full exercise (and assuming that there will be no change to the exercise price) is approximately NIS 323.7 million. For additional details see the Company's press release dated April 17, 2019. In July 2019, following partial exercise of option warrants from the first series, the Company issued Series G Notes in a principal amount of NIS 38.5 million.
(3)
Regarding Series F and G Notes, the Company is required to comply with a financial covenant that the ratio of Net Debt to Adjusted EBITDA shall not exceed 5. Compliance will be examined and reported on a quarterly basis. For the definitions of Net Debt and Adjusted EBITDA see 'Use of non-GAAP measures' section above. For the purpose of the covenant, Adjusted EBITDA is calculated as the sum total for the last 12 month period, excluding adjustable one-time items. As of June 30, 2019, the ratio of Net Debt to Adjusted EBITDA was 1.2. Additional stipulations regarding Series F and G Notes mainly include: shareholders' equity shall not decrease below NIS 400 million and NIS 600 million, respectively; the Company shall not create floating liens subject to certain terms; the Company has the right for early redemption under certain conditions; the Company shall pay additional annual interest of 0.5% in the case of a two-notch downgrade in the Notes rating and an additional annual interest of 0.25% for each further single-notch downgrade, up to a maximum additional interest of 1%; the Company shall pay additional annual interest of 0.25% during a period in which there is a breach of the financial covenant. In any case, the total maximum additional interest for Series F and G, shall not exceed 1.25% or 1%, respectively. For more information see the Company’s Annual Report on Form 20-F for the year ended December 31, 2018.

In the reporting period, the Company was in compliance with all financial covenants and obligations and no cause for early repayment occurred.
(4)	'MAKAM' is a variable interest based on the yield of 12 month government bonds issued by the government of Israel. The interest rate is updated on a quarterly basis.

*    On these dates additional Notes of the series were issued. The information in the table refers to the full series.
** Representing an amount of less than NIS 1 million.

Disclosure for Notes holders as of June 30, 2019 (cont.)

Notes Rating Details*

Series	Rating Company	Rating as of 30.06.2019 and 28.08.2019 (1)	Rating assigned upon issuance of the Series	Recent date of rating as of 30.06.2019 and 28.08.2019	Additional ratings between the original issuance date and the recent date of rating (2)
					Date	Rating
D	S&P Maalot	ilA+	ilAA-	04/2019 and 08/2019	07/2010, 09/2010,10/2010, 09/2012, 12/2012, 06/2013,07/2014, 07/2015, 07/2016, 07/2017,08/2018, 11/2018, 12/2018, 01/2019,04/2019, 08/2019	ilAA-, ilAA-,ilAA-, ilAA-, ilAA-, ilAA-,ilAA-, ilA+, ilA+, ilA+,ilA+, ilA+, ilA+, ilA+,ilA+, ilA+
F	S&P Maalot	ilA+	ilA+	04/2019 and 08/2019	07/2017, 09/2017, 12/2017, 01/2018, 08/2018, 11/2018, 12/2018, 01/2019 04/2019, 08/2019	ilA+, ilA+, ilA+, ilA+, ilA+, ilA+, ilA+, ilA+, ilA+, ilA+
G (3)	S&P Maalot	ilA+	ilA+	04/2019 and 08/2019	12/2018, 01/2019, 04/2019, 08/2019	ilA+, ilA+, ilA+, ilA+

(1) In August 2019, S&P Maalot has reaffirmed the Company's ilA+ credit rating and updated the Company's rating outlook to “Negative”.

(2) For details regarding the rating of the notes see the S&P Maalot report dated August 5, 2019.

(3) In January 2019, the Company issued Series G Notes in a principal amount of NIS 225 million. In July 2019, the Company issued additional Series G Notes in a principal amount of NIS 38.5 million.

* A securities rating is not a recommendation to buy, sell or hold securities. Ratings may be subject to suspension, revision or withdrawal at any time, and each rating should be evaluated independently of any other rating

Summary of Financial Undertakings (according to repayment dates) as of June 30, 2019

a.
Notes issued to the public by the Company and held by the public, excluding such notes held by the Company's parent company, by a controlling shareholder, by companies controlled by them, or by companies controlled by the Company, based on the Company's "Solo" financial data (in thousand NIS).

	Principal payments					Gross interest payments (without deduction of tax)
	ILS linked to CPI	ILS not linked to CPI	Euro	Dollar	Other
First year	-	268,035	-	-	-	30,250
Second year	-	268,035	-	-	-	25,165
Third year	-	290,535	-	-	-	20,106
Fourth year	-	181,307	-	-	-	14,960
Fifth year and on	-	338,807	-	-	-	25,950
Total	-	1,346,719	-	-	-	116,431

b.
Private notes and other non-bank credit, excluding such notes held by the Company's parent company, by a controlling shareholder, by companies controlled by them, or by companies controlled by the Company, based on the Company's "Solo" financial data – None.

c.	Credit from banks in Israel based on the Company's "Solo" financial data (in thousand NIS).

	Principal payments					Gross interest payments (without deduction of tax)
	ILS linked to CPI	ILS not linked to CPI	Euro	Dollar	Other
First year	-	52,132	-	-	-	4,823
Second year	-	52,132	-	-	-	3,542
Third year	-	52,132	-	-	-	2,282
Fourth year	-	37,426	-	-	-	1,055
Fifth year and on	-	22,759	-	-	-	357
Total	-	216,581	-	-	-	12,059

Summary of Financial Undertakings (according to repayment dates) as of June 30, 2019 (cont.)

d.	Credit from banks abroad based on the Company's "Solo" financial data – None.
e.	Total of sections a - d above, total credit from banks, non-bank credit and notes based on the Company's "Solo" financial data (in thousand NIS).

	Principal payments					Gross interest payments (without deduction of tax)
	ILS linked to CPI	ILS not linked to CPI	Euro	Dollar	Other
First year	-	320,167	-	-	-	35,073
Second year	-	320,167	-	-	-	28,707
Third year	-	342,667	-	-	-	22,388
Fourth year	-	218,733	-	-	-	16,015
Fifth year and on	-	361,566	-	-	-	26,307
Total	-	1,563,300	-	-	-	128,490

f.	Off-balance sheet Credit exposure based on the Company's "Solo" financial data (in thousand NIS) – 50,000 (Guarantees on behalf of a joint arrangement, without expiration date).
g.	Off-balance sheet Credit exposure of all the Company's consolidated companies, excluding companies that are reporting corporations and excluding the Company's data presented in section f above - None.
h.
Total balances of the credit from banks, non-bank credit and notes of all the consolidated companies, excluding companies that are reporting corporations and excluding Company's data presented in sections a - d above - None.

i.
Total balances of credit granted to the Company by the parent company or a controlling shareholder and balances of notes offered by the Company held by the parent company or the controlling shareholder - None.

j.
Total balances of credit granted to the Company by companies held by the parent company or the controlling shareholder, which are not controlled by the Company, and balances of notes offered by the Company held by companies held by the parent company or the controlling shareholder, which are not controlled by the Company – None.

k.	Total balances of credit granted to the Company by consolidated companies and balances of notes offered by the Company held by the consolidated companies - None.

In addition to the total credit above, Company's financial debt includes financial liability at fair value in respect of option warrants issued in May 2019 in a total amount of NIS 39 million and advances on account of notes payables in a total amount of NIS 34 million which were issued on July 1, 2019.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Current Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Partner Communications Company Ltd.

	By:	/s/ Tamir Amar
Name: Tamir Amar
Title: Chief Financial Officer

Dated: August 27, 2019